GREAT PANTHER RESOURCES LIMITED

INFORMATION CIRCULAR

as at May 8, 2008
(unless otherwise stated)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular is furnished to the shareholders of GREAT PANTHER RESOURCES LIMITED (the "Company") of Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting of shareholders to be held on Friday, June 27, 2008 at the time and place and for the purposes set out in the notice of meeting which this circular accompanies.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company may reimburse brokers and nominees who hold stock in their respective names on behalf of shareholders for their related out of pocket expenses if the Company requests such brokers and nominees to furnish this material to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of any solicitation will be borne by the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy were designated as proxyholders by the directors of the Company.

A shareholder has the right to appoint some other person or company (who need not be a shareholder) to attend and act for and on behalf of that shareholder at the meeting. To exercise this right, the shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy should be received by the Company's transfer agent and registrar, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 1 866 249 7775 (within North America) or 416 263 9524 (outside North America) or at the office of the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, fax number 604 608 1744, by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays before the time fixed for the meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer of, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders or by an officer or attorney-in-fact for a corporate shareholder, the instruments so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that shareholder or by that shareholder's attorney-in-fact authorized in writing, or where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and

(b) delivered either: (i) to the Company at any time up to and including the last business day preceding the date of the meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the meeting prior to the vote on matters covered by the proxy on the day of the meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The common shares represented by a properly executed and deposited proxy will be voted on any poll (ballot) that may be called for or required and, if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. In the absence of any instructions, the designated persons or other proxy agent named on the proxy form will cast the shareholder's votes on any poll FOR the approval of all the matters in the items set out in the form of proxy and FOR each of the nominees named therein for election as directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the meeting, including any amendments or variations of the matters identified in the notice of meeting. At the date of this information circular, management of the Company knew of no such amendments, variations, or other matters to come before the meeting. If such should occur, the persons named in the proxy form will vote on them in accordance with their best judgement, exercising discretionary authority.

In the case of abstentions from or withholding of the voting of common shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Advice to Non-Registered Shareholders

The information in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many US brokerage firms and custodian banks). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker (or the agent of that broker) is identical to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are asked to complete and return the voting instruction form to Broadridge by mail or facsimile or to follow specified telephone or internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the shares to be represented at the meeting. If a Beneficial Shareholder receives a voting instruction form from Broadridge it cannot be used as a proxy to vote shares directly at the meeting as the voting instruction form must be returned to Broadridge or the telephone or internet procedures completed well in advance of the meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own name in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the meeting and vote his or her common shares.

Voting Securities and Principal Holders of Voting Securities

The voting securities of the Company consist of an unlimited number of common shares without par value, of which 81,144,352 common shares are issued and outstanding as at May 8, 2008. Holders of common shares are entitled to one vote for each common share held. The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed May 20, 2008 as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement of the meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

As at May 8, 2008, CDS & Co., a Canadian depository, and Cede & Co, a U.S. depository, were the registered holders, respectively, of 75,316,410 (92.82%) and 3,773,540 (4.65%) common shares on behalf of intermediaries/ brokers who hold common shares for Beneficial Shareholders whose identities are not known to the directors and executive officers of the Company, except to the extent that they may include management shares held in brokerage accounts.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's Articles, the current quorum for the transaction of business at the meeting of shareholders is two persons who are, or who represent by proxy, shareholders. A simple majority of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required to pass a special resolution. No special resolutions are proposed.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness outstanding as at May 8, 2008 entered into in connection with (a) a purchase of securities and (b) all other indebtedness to (a) the Company and (b) another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, of all executive officers, directors, employees and former executive officers, directors and employees of the Company was nil.

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, no proposed nominee for election as a director, and no associate of any director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, except to the extent that they hold incentive stock options proposed to be amended as referred to under "Amendment of Out-of-the-Money Options".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person, no proposed nominee for election as a director and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year not previously disclosed in an information circular, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE DISCLOSURE

Audit Committee's Charter

The current Charter of the Company's Audit Committee is attached to this circular as Appendix A.

Composition of the Audit Committee

The current members of the Audit Committee are John T. Kopcheff (Chairman), Malcolm A. Burne and Michael Turko. All are "independent" within the meaning of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). All members of the Audit Committee are considered to be "financially literate" within the meaning of MI 52-110.

Relevant Education and Experience

John T. Kopcheff BSc. (Hons) (Geology and Geophysics), member AEPG, A.I.M.M., SPE & PESA. Mr. Kopcheff is a geologist and acquired a Bachelor of Science (Honours) degree from the University of Adelaide in 1970 in geology and geophysics. Following graduation he has gained over 33 years of extensive petroleum exploration experience in Australia, Southeast Asia, USA, South America and the North Sea, both in field geological operations and management.

Mr. Kopcheff has been for the past 21 years and is currently the managing director of Victoria Petroleum NL, an Australian oil exploration company based in Perth, Western Australia with exploration and production interests in Australia and the USA. Victoria Petroleum NL is a company publicly listed on the Main Board of the Australian Stock Exchange.

Malcolm A. Burne is a director and Executive Chairman of Samson Exploration NL and Jubilee Platinum PLC and a director of Golden Prospect Precious Metals Limited and Mano River Resources Inc. A former stockbroker and financial journalist with The Financial Times, Mr. Burne has controlled and managed fund management, venture capital and investment banking companies in Australia, Hong Kong and North America. Mr. Burne has been a director of over 20 companies, many of which have been in the mineral resources and gold exploration fields. In addition, he was Executive Chairman of the Australian Bullion Company (Pty) Ltd., Australia's leading gold dealer and member of the Sydney Futures Exchange.

Michael Turko BSc. Geol. obtained his Bachelor of Science (Geology) degree at the University of British Columbia in 1981. In that year he joined Valley Oil & Gas Corp. (a listed company) as a geologist, and became its President in 1983. In 1993 he became President and CEO of Gulf Shores Resources Ltd., a listed company with interests in petroleum properties in the North Sea, Texas, Alberta, Manitoba and Newfoundland, a position he currently holds. Mr. Turko also controls several successful private oil and gas companies, and is also President and CEO of Monarch Energy Limited, a listed company.

Audit Committee Oversight

Since January 1, 2007, the commencement of the Company's most recently completed financial year, there was no recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors of the Company.

External Auditor Service Fees (By Category)

The following table presents the amount of fees billed to the Company for professional services rendered by KPMG LLP, the Company's external auditor, for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2007	2006
Audit Fees(1)	$396,060	$243,149
Audit-related Fees(2)	$69,627	$27,500
Tax Fees(3)	$3,300	$3,400
All Other Fees(4)	$4,600	nil

Total	$473,587	$274,049

Notes:

(1)	Consist of fees for professional services for the audit and review of the Company's financial statements.
(2)	Consist of fees for professional services that are reasonably related to the performance of the audit review of the Company's financial statements and which are not reported in (1) above.
(3)	Consist of fees for professional services for tax compliance, tax advice and tax planning; the services consisted primarily of preparation of income tax returns.
(4)	Consist of fees for professional services other than services reported under (1), (2) or (3) above; the services consisted primarily of assistance with the preparation of the Company's Form 20-F.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the "Governance Guidelines") and National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Governance Disclosure Rule") were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound Corporate Governance Practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of its Corporate Governance Practices must be included in its information circular.

Board of Directors

Independence of the Board

The Board of Directors currently consists of five directors. John T. Kopcheff, Malcolm A. Burne and Michael Turko are considered to be "independent" in that they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act in the best interests of the Company, other than interests and relationships arising from shareholdings.

Robert A. Archer (President and Chief Executive Officer) and Kaare G. Foy (Executive Chairman) are senior officers of the Company and are therefore not independent.

Chairman and Lead Director

The Board has appointed Kaare G. Foy as its Chairman. The Chairman's responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its Committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.

The Board has not appointed a Lead Director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company's shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2007, the Board met four times and the Audit Committee met four times. All directors and Audit Committee members attended all their respective meetings. The Board and the Committees of the Board also act by unanimous written consents in lieu of meetings.

Meetings of the independent directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

Other Public Company Directorships

Directors of the Company are also directors of other public companies as follows:

Name of Director	Public Companies
Robert A. Archer	Cangold Limited, Altair Ventures Incorporated
Kaare G. Foy	Cangold Limited, Monarch Energy Limited, Golden Prospect Precious Metals Limited
John T. Kopcheff	Victoria Petroleum NL
Malcolm A. Burne	Samson Exploration NL, Jubilee Platinum PLC, Mano River Resources Inc., Golden Prospect Precious Metals Limited
Michael Turko	Gulf Shores Resources Ltd, Monarch Energy Limited

Board Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board's responsibility for the stewardship of the Company, the Board of Directors has adopted a Board Mandate (the "Board Mandate"). The principles set out in the Board Mandate define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each director in letter and spirit. Each director will execute his/her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;
  identifying the principle risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  a communication policy for the Company to facilitate communications with investors and other interested parties; and
  the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its Committees and the contribution of individual directors. The Board discharges its responsibilities directly to and through its Committees, currently consisting of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

A copy of the Board Mandate is attached as Appendix B to this information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the Committees of the Board and the Chief Executive Officer of the Company.

Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its Committees, the expectations of individual directors and the nature and operation of the Company's business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company's business.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the "Code") which applies to all senior officers of the Company as well as directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company. This Code replaces the Code of Ethics and Business Conduct adopted by the Board of Directors on June 30, 2005. The Company has adopted the Code for the purpose of promoting:

  honest and ethical conduct, including, but not limited to, the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to any securities commissions, any exchanges upon which the Company's securities are traded, governmental bodies, self-regulating industry associations or other regulatory agencies and in other public communications made by the Company;
  compliance with all applicable laws, rules and regulations;
  the prompt internal reporting of violations of the Code; and
  accountability for adherence to the Code.

A copy of the Code is attached as Appendix C to this information circular.

Nomination of Directors

The Board of Directors has appointed a Nominating and Corporate Governance Committee. The mandate of this Committee includes:

  identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board's Committees;
  evaluating the qualifications and independence of each member of the Board and its Committees and recommend to the Board any appropriate changes in the composition of the Board and any of its Committees;
  evaluating the performance of the Board and any of its Committees; and
  developing and recommending to the Board Corporate Governance principles.

In discharging their duties, the basic responsibilities of the members of the Nominating and Corporate Governance Committee are to exercise their business judgement and to act in a manner that they reasonably believe to be in the best interests of the Company and its shareholders.

A copy of the Charter of the Nominating and Corporate Governance Committee is attached as Appendix D to this information circular.

Compensation

The Compensation Committee, which is composed of the independent directors may, among other things, determine appropriate compensation for the Company's directors, officers and employees. The process by which appropriate compensation is determined is by periodic and annual reports from the Compensation Committee on the Company's overall compensation and benefits philosophies.

The Compensation Committee's responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer and Executive Chairman, considering and approving the recommendations of the Chief Executive Officer and Executive Chairman regarding the total compensation packages for the other officers of the Company, and preparing and recommending to the Board annually the "Report on Executive Compensation" to be included in the Company's information circular.

The Compensation Committee has the specific responsibilities set out in the Compensation Committee's Charter.

A copy of the Charter of the Compensation Committee is attached as Appendix E to this information circular.

Other Board Committees

As disclosed in this circular, the Board currently has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee.

The current members of each of the Committees are John T. Kopcheff, Malcolm A. Burne and Michael Turko, who are the independent directors of the Company. John T. Kopcheff is Chairman of the Audit Committee; Malcolm A. Burne is Chairman of the Compensation Committee and Michael Turko is Chairman of the Nominating and Corporate Governance Committee.

Board Assessments

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the Committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all directors and reporting to the full Board the collective assessment of the Board's performance as well as the performance of the Committees and individual directors. Assessments of the Board and its Committees will consider the mandate and committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment report to determine what, if any, action should be taken to improve performance.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

The executive officers of the Company as at December 31, 2007, the Company's most recently completed financial year, were Kaare G. Foy, Executive Chairman; Robert A. Archer, President and Chief Executive Officer; Charles Brown, Chief Operating Officer; Francisco Ramos Sánchez, Vice President, Business Development; Robert F. Brown, Vice President, Exploration; and Raakel Iskanius, Chief Financial Officer.

Compensation of Executive Officers

The following tables set out particulars of the annual, long term and other compensation from the Company and its subsidiaries, regardless of the amount, of the persons who were executive officers of the Company during the financial year ended December 31, 2007 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Robert A. Archer President and Chief Executive Officer	2007	30,000(1)	nil	nil	nil	nil	n/a	291,886(4)
	2006	30,000(1)	nil	nil	275,000(6)	nil	n/a	197,750(4)
	2005	15,000(1)	nil	nil	125,000(2)(12)	nil	n/a	170,880(4)
Kaare G. Foy Executive Chairman; Executive Chairman & Chief Financial Officer from April 2004 to May 2007	2007	30,000(1)	nil	nil	nil	nil	n/a	301,420(15)
	2006	30,000(1)	nil	nil	355,000(9)	nil	n/a	291,560(3)
	2005	15,000 (1)	nil	nil	125,000(2)(13)	nil	n/a	190,468(5)
Francisco Ramos Sánchez Vice President, Operations from April 2004 to November 2007; Vice President, Business Development since August 2007	2007	nil	nil	nil	nil	nil	n/a	264,783(7)
	2006	nil	nil	nil	225,000(10)	nil	n/a	162,628(7)
	2005	nil	nil	nil	100,000(2)	nil	n/a	102,076(7)
Robert F. Brown Vice President, Exploration	2007	149,400(20)	nil	nil	nil	nil	n/a	113,095(8)
	2006	nil	nil	nil	175,000(11)	nil	n/a	109,950(8)
	2005	nil	nil	nil	75,000(2)(14)	nil	n/a	84,407(8)
Raakel Iskanius Chief Financial Officer since May 2007	2007	132,000(21)	nil	nil	250,000(17)	nil	n/a	30,869(16)
	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2005	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Charles Brown Chief Operating Officer since August 2007	2007	180,000(22)	nil	nil	250,000(18)	nil	n/a	2,803(19)
	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2005	n/a	n/a	n/a	n/a	n/al	n/a	n/a

Notes:
(1)	Director's fees.
(2)	Exercisable at $0.45 per share until 2010.
(3)	Of this amount, $190,500 was paid as a management fee and $101,060 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.
(4)	Consulting fees and other benefits paid to Platoro Resource Corp. a company controlled by Robert A. Archer.
(5)

Of this amount $112,080 was paid as a management fee; $78,388 was paid for consulting, accounting, rent, secretarial and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

(6)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011.

(7)	Consulting fees paid to Francisco Ramos Sánchez.
(8)	Consulting fees and other benefits paid to R.F.B. Geological, a company wholly owned by Robert F. Brown.
(9)	Of this amount, 205,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011.
(10)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 100,000 are exercisable at $2.65 until December 6, 2011.
(11)	Of this amount, 100,000 are exercisable at $0.90 until January 5, 2011 and 75,000 are exercisable at $2.65 until December 6, 2011.
(12)	Exercised as to 25,000 common shares on December 19, 2006.
(13)	Exercised as to 100,000 common shares on April 28, 2006.
(14)	Exercised as to 20,000 common shares on September 12, 2006, 20,000 common shares on January 15, 2007, and 10,000 common shares on June 1, 2007.
(15)	Of this amount, $261,541 was paid for consulting fees and other benefits and $39,879 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.
(16)	Consulting fees paid to Raakel Iskanius.
(17)	Exercisable at $2.00; 150,000 until June 5, 2012 and 100,000 until September 10, 2012.
(18)	Exercisable at $2.00 until September 10, 2012.
(19)	Consulting fees paid to Charles Brown.
(20)	Of this amount, $38,049 was paid during the year.
(21)	Of this amount, $55,948 was paid during the year.
(22)	Of this amount, $69,184 was paid during the year.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Market Value of
		Percent of Total		Securities
		Options Granted		Underlying
	Securities Under	to Directors &	Exercise Price	Options on the
	Options Granted	Employees in	or Base Price	Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date
Robert A. Archer	nil	n/a	n/a	n/a	n/a
Kaare G. Foy	nil	n/a	n/a	n/a	n/a
Francisco Ramos	nil	n/a	n/a	n/a	n/a
Sánchez
Robert F. Brown	nil	n/a	n/a	n/a	n/a
Charles Brown	250,000	20.16%	$2.00	1.62	September 10, 2012
Raakel Iskanius	150,000	12.10%	$2.00	1.74	June 5, 2012
	100,000	8.06%	$2.00	1.62	September 10, 2012

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
YEAR AND FINANCIAL YEAR-END OPTION VALUES

Value of Unexercised
			Unexercised Options	in the Money Options
			at FY-End	at FY-End(2)
	Securities Acquired	Aggregate Value	(#)	($)
	on Exercise	Realized(1)	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
Robert A. Archer	nil	n/a	375,000/ n/a	132,750/n/a
Kaare G. Foy	nil	n/a	380,000/ n/a	100,950/n/a
Francisco Ramos Sánchez	nil	n/a	425,000/ n/a	216,750/n/a
Robert F. Brown	70,000	93,300	260,000/ n/a	110,400/n/a
Charles Brown	nil	n/a	250,000/ n/a	nil/ n/a
Raakel Iskanius	nil	n/a	250,000/ n/a	nil/ n/a

Notes:

(1)	Calculated by determining the difference between the market price of the common shares at exercise and the exercise price.
(2)	Calculated by determining the difference between the market price of the common shares at financial year end and the exercise price.

Long-Term Incentive Plans (LTIP)

A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, stock appreciation rights or compensation through shares or units that are subject to restrictions on resale.

The Company has no Long-Term Incentive Plan. Accordingly, no long-term incentive awards were made to the Named Executive Officers of the Company during the financial year ended December 31, 2007, the Company's most recently completed financial year.

Stock Appreciation Rights (SARs)

Stock appreciation rights are rights, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

No stock appreciation rights have been granted by the Company during the financial year ended December 31, 2007, the Company's most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a Defined Benefit or Actuarial Plan and there are no pension plan benefits in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Platoro Resource Corp. ("Platoro"), a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of the Company. Under the agreement Platoro has agreed to provide to the

Company the continued services of Robert A. Archer as President and Chief Executive Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Platoro a fee, payable monthly, of $700 (the "daily fee") for each day devoted by Mr. Archer exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $1,000 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Platoro is entitled to a bonus based on the performance of Mr. Archer. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company's compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Platoro in that year. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Archer ceasing to be the President and Chief Executive Officer of the Company, then Platoro is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Oceanic Management Limited ("Oceanic"), a company controlled by Kaare G. Foy, the Executive Chairman and a director of the Company. Under the agreement Oceanic has agreed to provide to the Company the continued services of Kaare G. Foy as Executive Chairman to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Oceanic a fee, payable monthly, of $700 (the "daily fee") for each day devoted by Mr. Foy exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $1,000 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Oceanic is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company's compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic in that year. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Foy ceasing to be the Executive Chairman of the Company, then Oceanic is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Francisco Ramos Sánchez, the Vice President, Operations of the Company. Under the agreement the Company continues the engagement of Mr. Ramos as Vice President, Operations (now Vice President, Business Development) to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Mr. Ramos a fee, payable monthly, of $550 (the "daily fee") for each day devoted by Mr. Ramos exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $800 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Mr. Ramos is entitled to a bonus based on his performance. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company's compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Mr. Ramos in that year. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Ramos ceasing to be the Vice President, Operations of the Company, then Mr. Ramos is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

Composition of the Compensation Committee

The members of the Compensation Committee are Malcolm A. Burne, John T. Kopcheff and Michael Turko, all of whom are independent directors of the Company.

Report on Executive Compensation

The Compensation Committee is responsible for the oversight of and making of recommendations to the Board with respect to compensation of the Company's senior executives. Specifically, the Compensation Committee assists the Board of Directors in fulfilling its oversight responsibility by: (a) reviewing and approving and then recommending to the Board of Directors salary, bonus and other benefits, direct or indirect, and any change of control packages of the Chief Executive Officer, the Executive Chairman and other members of the senior management team; (b) recommending salary guidelines to the Board of Directors; (c) administration of the Company's compensation plans, including the Share Option Plan, outside directors compensation plans and other such compensation plans or structure as are adopted by the Company from time to time; (d) researching and identifying trends in employment benefits; and (e) establishing and periodically reviewing the Company's policies in the area of management benefits and perquisites.

The Compensation Committee is chaired by Malcolm Burne. Each member has, to the satisfaction of the Board of Directors, sufficient relevant skills and/or experience which will be of assistance to the carrying out of the Mandate of the Compensation Committee.

The Compensation Committee meets at least once annually or more frequently as circumstances require.

Compensation Philosophy and Objectives

The Company's executive compensation practices are designed to provide both current and long term rewards to the Named Executive Officers and others senior executives that are consistent with their individual performance and contribution to the Company's objectives. Compensation practices include base salaries, stock options and, when merited, bonuses. Levels of compensation are established and maintained with the intent of attracting and retaining superior quality employees. The Company does not maintain a pension plan for its employees, nor does it provide any other form of deferred compensation program.

Salaries for the executives have been determined based on the individual's level of responsibility, the importance of the position to the Company and the individual's contribution to the Company's performance. The Company's Share Option Plan is designed to provide executives with a long term incentive to achieve the Company's objectives and contribute to shareholder value. Bonuses, if awarded, recognize extraordinary contributions to achieving the Company's objectives. It is the Compensation Committee's view that the Company's compensation practices are structured to properly align each executive's financial interests with the Company's overall objectives and maximizing and sustaining shareholder value.

Because of the financial requirements for carrying out the Company's business activities, substantial reliance has been placed by the Compensation Committee on the use of non-cash compensation for certain of the executive officers. This has been achieved by use of the Company's stock based compensation plans. The Compensation Committee believes these plans have assisted and will continue to assist the Company in attracting, retaining and motivating the key officers and employees it will need.

The Compensation Committee continues to monitor the executive compensation program with the view to achieving superior executive management with a fair cost to the Company. As part of its review process, the Compensation Committee reviews peer group and other industry compensation data reported through surveys and other sources.

The components of total compensation for the Company's Chief Executive Officer are the same as those which apply to other senior executive officers of the Company. Robert A. Archer has served as Chief Executive Officer of the Company since April 27, 2004.

The Compensation Committee reviews and approves on an annual basis the corporate goals and objectives relevant to the Chief Executive Officer's compensation and evaluates his performance in light of those corporate goals and objectives. In setting the compensation of the Chief Executive Officer, the Compensation Committee also takes into consideration salaries paid to others in similar positions in the Company's industry.

Compensation of Directors

During the financial year ended December 31, 2007, the remuneration paid to directors in their capacity as directors of the Company was as follows:

Kaare G. Foy	$30,000

Robert A. Archer	$30,000

Malcolm A. Burne	$30,000

John T. Kopcheff	$30,000

Michael Turko	$30,000

Directors are also entitled to be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors and of Committees of the Board. Directors are eligible to participate in the Company's stock based compensation plans.

During the financial year ended December 31, 2007 the Company incurred a total of $150,000 in directors' fees.

Directors' and Officers' Liability Insurance; Indemnification

Directors' and officers' liability insurance in the aggregate of US$15,000,000 primary liability is maintained, at the Company's expense, for the protection of its directors and officers against liability incurred by them in their capacities as directors and officers of the Company. For the policy year from November 23, 2007 to November 22, 2008, the premium for the policy is US$68,885. The premium is not allocated between directors and officers as separate groups.

The Company has entered into Indemnity Agreements with its directors and officers, as permitted by the Business Corporations Act (British Columbia) and the Company's Articles. No indemnification was requested or granted during the financial year ended December 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain information as at December 31, 2007, the end of the Company's most recently completed financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance. "Equity compensation plans approved by securityholders" relate to the Company's Amended and Restated Share Option Plan (2007) in effect as at December 31, 2007.

	Number of securities to be	Weighted average exercise	Number of securities remaining
	issued upon exercise of	price of outstanding	available for future issuance
	outstanding options,	options, warrants and rights	under equity compensation
Plan Category	warrants and rights		plans (excluding securities
reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans	6,276,700	$1.71	1,797,735
approved by securityholders

Equity compensation plans not	n/a	n/a	n/a
approved by securityholders

Total:	6,276,700		1,797,735

Amended and Restated Incentive Share Option Plan (2007)

On May 14, 2007 the Board of Directors of the Company adopted the Company's Amended and Restated Share Option Plan (2007) (the "2007 Plan") which was subsequently approved by the Company's shareholders at the Annual and Special General Meeting held on June 28, 2007. Shareholder approval must be obtained every three years. As at May 8, 2008, options to purchase an aggregate of 5,630,000 common shares were outstanding, representing approximately 6.94% of the issued and outstanding shares on that date. As at the same date, options to purchase 2,484,435 common shares remained available for grant under the 2007 Plan, representing approximately 3.06% of the outstanding shares on that date.

The principal features of the 2007 Plan are as follows:

Purpose

The principal purposes of the 2007 Plan are to advance the interest of the Company by (i) promoting a proprietary interest among eligible persons in the success of the Company and its related entities; (ii) attracting and retaining qualified directors, officers, employees and consultants which the Company and its related entities require; (iii) providing eligible persons with additional incentive and encouraging stock ownership by such eligible persons.

Administration

The 2007 Plan shall be administered by the Board of Directors or a committee of the Board duly appointed for this purpose by the Board, and consisting of not fewer than 3 directors. The Board (or the Committee) shall have the authority to determine which eligible persons are to be granted options, to grant options to eligible persons, to determine the terms, limitations, restrictions and conditions respecting such grants, to interpret the 2007 Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the 2007 Plan as it shall from time to time deem advisable, and to make all other determinations and to take all other actions in connection with the implementation and administration of the 2007 Plan.

Shares Reserved

The aggregate maximum number of common shares which may be reserved for issuance for all purposes under the 2007 Plan shall be equal to 10% of the outstanding issue at the time of an option grant, or such greater number or percentage as may be approved from time to time by the shareholders of the Company. The aggregate number of common shares reserved for issuance to any one person pursuant to the grant of options shall not exceed 5% of the outstanding issue. An eligible person may receive options on more than one occasion under the 2007 Plan and may receive separate options on any one occasion.

Eligibility

Options may be granted by the Board to any eligible person, subject to the limits with respect to insiders set out below. Upon written notice from an eligible person, any option that might otherwise be granted to that eligible person will be granted, in whole or in part, to a permitted assign of that person.

Limits with Respect to Insiders

The aggregate number of common shares which may be reserved for issuance pursuant to options granted to insiders under the 2007 Plan shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to insiders pursuant to the exercise of options, within a one-year period, shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to any one insider and such insider's associates pursuant to the exercise of options, within a one-year period, shall not exceed 5% of the outstanding issue.

Amendment and Termination

Subject to prior regulatory approval where required, the Board may, without shareholder approval, amend, suspend or terminate the 2007 Plan at any time, provided that the Board may not do any of the following without obtaining approval of the shareholders of the Company: (i) increase the number of common shares that may be reserved for issuance pursuant to options granted under the 2007 Plan; (ii) alter or impair any existing options granted to a participant without the consent of the participant; or (iii) materially increase the benefits under the 2007 Plan. Without limiting the generality of the Board's authority, the Board may, without shareholder approval, amend the plan by (i) including or changing vesting provisions in the Plan; (ii) changing the termination provisions of the plan which do not entail an extension beyond the original expiry date; and (iii) adding a cashless exercise feature payable in cash or securities.

The Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), provided that: (i) any required regulatory approvals are obtained; (ii) the Board would have had the authority to initially grant the option under terms as so amended; and (iii) the consent of the participant is obtained.

Disinterested Shareholder Approval

Notwithstanding that the 2007 Plan has been approved by shareholders of the Company, the Company must obtain disinterested shareholder approval if the Company decreases the exercise price or extends the term of options previously granted to insiders or to participants who are insiders at the time of the proposed decrease or extension, or if the 2007 Plan, together with all of the Company's previously established and outstanding stock option plans or grants could result at any time in the grant to insiders, within a 12-month period, of the number of options exceeding 10% of the outstanding issue.

Exercise Price

The Board will establish the exercise price of an option at the time each option is granted provided that such price shall not be less than the closing price of the common shares on TSX (or, if the common shares are not then listed and posted for trading on TSX, on such other stock exchange on which the common shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such option. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the 5 consecutive trading days preceding the date of grant.

Time of Exercise

The Board may determine when any option will become exercisable and may determine that any options shall vest and be exercisable in instalments. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. In the event that any options expires during, or within 48 hours after, a period during which directors, officers and employees are prohibited from trading securities of the Company (referred to as a Company-imposed blackout period) such expiry date will become the tenth day following the end of the blackout period.

Early Expiry

If a participant ceases to be an eligible person for any reason whatsoever other than death, each option held by the participant will cease to be exercisable 30 days after the termination date. If a participant dies, the legal representatives of the participant may exercise the participant's options within 6 months after the date of the participant's death, but only to the extent the options were, by their terms, exercisable on the date of death.

Acceleration on Change of Control

In the event that a change of control (defined in the 2007 Plan), all options outstanding shall be immediately exercisable, notwithstanding any vesting provisions.

Prohibition on Transfer of Options

Options are personal to each eligible person. Subject to "permitted transferees" below, no eligible person or permitted assign may deal with any options or any interest in them or transfer any options now or hereafter held by the eligible person or permitted assign. "Transferring" includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another or to the same person in a different capacity, whether or not voluntary, and whether or not for value.

Permitted Transferees

The prohibition on transfer of options does not apply if a transfer (a) is between an eligible person and the permitted assign of that eligible person, or (b) is between permitted assigns of that eligible person, or (c) is from a trustee, custodian or administrator acting on behalf, or for the benefit of eligible persons, to an eligible person or permitted assign by that eligible person, if the option was acquired from an eligible person or the permitted assign of the eligible person.

Right to Terminate Options on Sale of Company

Notwithstanding any other provisions of the 2007 Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding common shares, the Company may give written notice to all participants advising that their respective options, including options held by their permitted assigns, may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the participants and their permitted assigns under any options not exercised will terminate at the end of the 30-day period.

Cashless Exercise

A participant may, if determined by the Board, have the right, when entitled to exercise an option, to terminate such option in whole or in part by notice in writing to the Company and in lieu of receiving common shares pursuant to the exercise of the option, shall receive instead and at no cost to the participant that number of common shares, disregarding fractions which, when multiplied by the closing price of the common shares on the day immediately prior to the exercise of the right, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's management, the only matters to be placed before the meeting are those set out in the notice of meeting:

Appointment of Auditor

Management proposes to nominate the firm of KPMG LLP, Chartered Accountants, as auditor of the Company to hold office until the next annual general meeting. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Company.

Election of Directors

Directors are elected by the holders of common shares of the Company. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified under the Business Corporations Act (British Columbia) to act as a director.

The Company currently has five directors, and shareholders will be asked to pass an ordinary resolution to set the number of directors at five. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

The Articles of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the total number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; however, if for any reason any nominee does not stand for election or is unable to serve, proxies given pursuant to this solicitation in favour of management nominees will be voted on any poll for another nominee in management's discretion unless the shareholder has specified in the proxy form that the shareholder's shares are to be withheld from voting on the election of directors.

The following information concerning the respective nominees has been provided or confirmed by each of them:

Proposed Nominee, Province/State			Number of
and Country of Residence and			Voting
Present Position with the Company	Principal Occupation	Director Since	Securities(1)

Kaare G. Foy, BEc.	Executive Chairman of the Company;	June 23, 1994	288,600(2)
British Columbia, Canada	Executive Chairman and Chief Financial
Executive Chairman, and Director	Officer of Monarch Energy Limited;
Executive Chairman of Cangold Limited;
President of Oceanic Management Limited;
Director of Golden Prospect Precious Metals
Limited.

Robert A. Archer, P.Geo.	President and Chief Executive Officer of the	April 27, 2004	1,415,100(3)
British Columbia, Canada	Company; President and Chief Executive
President, Chief Executive Officer	Officer of Cangold Limited; President of R.A.
and Director	Archer & Associates; President of Platoro
Resource Corp.; Non-Executive Director of
Altair Ventures Incorporated.

Malcolm A. Burne	Self-employed investment banker; Executive	June 3, 1987	340,033(4)
Surrey, United Kingdom	Chairman and Director of Samson Exploration
Director	NL and Jubilee Platinum PLC; director of
Golden Prospect Precious Metals Limited and
Mano River Resources Inc.

John T. Kopcheff, BSc. (Hons.)	Managing Director of Victoria Petroleum NL.	August 16, 2001	80,000
Western Australia, Australia
Director

Michael Turko, BSc. Geol.	Petroleum Geologist; President and Chief	July 7, 2006	nil
British Columbia, Canada	Executive Officer of Monarch Energy
Director	Limited; President and Chief Executive
Officer of Gulf Shores Resources Ltd.;
President of Starbright Energy Ltd.

Notes:

(1)	Common shares beneficially owned, directly or indirectly, or controlled or directed.
(2)	42,400 common shares held directly; 246,200 common shares held indirectly through Oceanic Management Limited, a company controlled by Kaare G. Foy.
(3)	1,355,100 common shares held directly; 60,000 common shares held indirectly through Platoro Resource Corp., a company controlled by Robert A. Archer.
(4)	284,133 common shares held directly; 55,900 common shares held indirectly through First Investors Guarantee Ltd., a company controlled by Malcolm A. Burne.

No proposed director

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the company in respect of which this information circular is being prepared) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this information circular, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company in respect of which this information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of paragraph (a) above, "order" means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Ratification of Shareholder Rights Plan

Effective March 7, 2008, the Board of Directors of the Company has adopted and approved a shareholder rights plan (the "Rights Plan"). The terms of the Rights Plan are contained in a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of March 7, 2008 made between the Company and Computershare Investor Services Inc. as rights agent. A summary of the principal terms of the Rights Plan is attached as Appendix F to this circular. A copy of the Rights Plan Agreement is available at www.sedar.com.

Background and Purpose

The Rights Plan is intended to protect shareholders of the Company from unfair take-over bid strategies to which the Company and its shareholders may be vulnerable and to give the Company sufficient time to evaluate a bid and assess possible alternatives to maximize shareholder value, including the solicitation of higher competing bids. It is not the intent of the Rights Plan to prevent unsolicited take-over bids. The Rights Plan is intended to encourage an offeror to either make a "Permitted Bid" or to negotiate the terms of any offer with the Board of Directors. Under the Rights Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror or certain parties related to or acting jointly with the offeror, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Effect of Rights Plan

The Rights Plan is similar to other shareholder rights plans adopted by other Canadian corporations. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company and be represented by the share certificates for such shares. The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the Permitted Bid provisions of the Plan. The Rights Plan exempts (grandfathers) beneficial owners of 20% or more of the outstanding common shares as of the Rights record date of March 7, 2008. There are no such grandfathered beneficial owners. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror or certain parties related to the offeror or acting jointly with the offeror) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

Shareholder Approval

In accordance with the policy of the Toronto Stock Exchange, the Rights Plan is subject to ratification by the shareholders of the Company at a meeting held within six months following the adoption of the Rights Plan. Pending such shareholder ratification, the Rights Plan is allowed to be in effect so that its intent is not circumvented prior to the shareholder meeting. If the Rights Plan is not ratified by shareholders within six months of its adoption, the Rights Plan will terminate and all outstanding Rights will be null and void. The resolution to ratify the adoption of the Rights Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of such resolution. The form of resolution approving the adoption of the Rights Plan is as follows:

RESOLVED THAT:

1.

The Shareholder Rights Plan adopted by the directors of the Company on March 7, 2008 and the Shareholder Rights Plan Agreement dated March 7, 2008 made between the Company and Computershare Investor Services Inc., as rights agent, be and are hereby ratified.

2.

Any one officer or director of the director of the Company be and is hereby authorized and directed for and on behalf of and in the name of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.

The directors unanimously recommend that shareholders vote in favour of the resolution ratifying the adoption of the Rights Plan. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

Amendment of Out-of-the Money Options

The Company has outstanding certain incentive stock options summarized in the table below which are now out-of-the-money. The options were granted as incentives to directors, officers, employees and consultants under the Company's incentive stock option plan. Under current market conditions, the out-of-the-money options have ceased to be an incentive as they were intended to be and it is proposed that the out-of-the-money options be amended by decreasing the exercise price so that the options will again serve the purpose for which they were intended and will enable the Company to retain and secure key personnel in the current competitive job market.

Optionee Category	Number	Date of Grant	Original	New	Expiry Date
			Exercise	Exercise
			Price	Price
Directors and Officers	675,000	December 7, 2006	$2.65	$1.42	December 6, 2011
	150,000	June 6, 2007	$2.00	$1.42	June 5, 2012
	350,000	September 11, 2007	$2.00	$1.42	September 10, 2012
Vancouver Staff	200,000	December 7, 2006	$2.65	$1.42	December 6, 2011
	25,000	March 12, 2007	$2.65	$1.42	March 11, 2012
	125,000	June 6, 2007	$2.00	$1.42	June 5, 2012
	150,000	September 11, 2007	$2.00	$1.42	September 10, 2012
Topia & Guanajuato Mines
(Mexico)
Staff and Employees	930,000	December 7, 2006	$2.65	$1.42	December 6, 2011
	90,000	March 12, 2007	$2.65	$1.42	March 11, 2012
	100,000	June 6, 2007	$2.00	$1.42	June 5, 2012
	50,000	September 11, 2007	$2.00	$1.42	September 10, 2012
Consultants	150,000	December 7, 2006	$2.65	$1.42	December 6, 2011

Management recommends that the disinterested shareholders pass an ordinary resolution approving the amendment of the Company's outstanding out-of-the-money incentive stock options, subject to acceptance by the Toronto Stock Exchange, by decreasing the exercise price to $1.42 per share, which was the closing price of the Company's shares on the day prior to the issuance of the Company's News Release announcing its intention to re-price the options. The resolution must be approved by a majority of the votes cast in person or by proxy by disinterested shareholders. In this regard, no effect will be given on this resolution to votes attaching to shares which, to the knowledge of the Company, are voted by or on behalf of insiders, the option holders and their associates and affiliates.

As at May 8, 2008, insiders and their associates and affiliates, whose votes will not be counted on this resolution held 3,208,733 common shares, representing approximately 3.95% of the issued and outstanding shares as at that date.

The form of resolution approving the reduction of the option exercise price is as follows:

RESOLVED THAT:

1.	The exercise price of the Company's outstanding incentive stock options to purchase up to 2,070,000 shares at $2.65 per share be decreased to $1.42 per share.

2.	The exercise price of the Company's outstanding stock options to purchase up to 925,000 shares at $2.00 per share be decreased to $1.42 per share.

3.

Any one officer or director of the director of the Company be and is hereby authorized and directed for and on behalf of and in the name of the Company to execute, whether under the corporate seal of the

Company or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.

Unless otherwise indicated, proxies given by disinterested shareholders pursuant to this solicitation will be voted on any poll in favour of this resolution.

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set out in the notice of meeting and this information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters on any poll in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company's audited comparative financial statements and MD&A for the year ended December 31, 2007. Copies of the financial statements and MD&A may be obtained upon request from the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

DIRECTORS' APPROVAL

The contents of this information circular have been approved and its distribution and filing have been authorized by the directors of the Company.

DATED May 15, 2008

BY ORDER OF THE BOARD OF DIRECTORS

Kaare G. Foy
Executive Chairman

APPENDIX A
to Information Circular

GREAT PANTHER RESOURCES LIMITED
(the "Company")
CHARTER OF THE AUDIT COMMITTEE

Article 1.           Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)

the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

	(ii)	the independence and qualifications of the Company's external auditors;

(iii)

the Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members.

	(iv)	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and

	(v)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;

(c)

prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)

review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)

the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

	(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company's management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company's management, internal accounting department or external auditors.

Article 2.           Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3.           Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4.           Chairman

The Board, or if it fails to do so, the members of the Committee, will appoint a chairman from the members of the Committee. If the chairman of the Committee is not present at any meeting of the Committee, an acting chairman for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chairman will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5.           Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)

a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)

notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)

the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chairman, accompanied by any recommendations to the Board approved by the Committee.

Article 6.           Authority

The Committee will have the authority to:

(a)	retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)

take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)

request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company's legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7.           Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)

(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)

periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, consistent with all professional standards that are applicable to the external auditors

(including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Accounts and the American Institute of Certified Public Accountants, and those set out in the "Handbook of the Canadian Institute of Chartered Accountants" and "Independence Standards Board Standard No. 1");

(c)

evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company's processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter of the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)

assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management's responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:

	(i)	the Company's annual financial statements and related footnotes;

	(ii)	the external auditors' audit of the financial statements and their report thereon;

	(iii)	any significant changes required in the external auditors' audit plan;

	(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

	(v)	the Company's guidelines and policies governing the process of risk assessment and risk management; and

(vi)

other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States));

(h)	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):

	(i)	the adequacy of the Company's internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

	(ii)	the truthfulness and accuracy of the Company's financial statements; and

	(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management's responses thereto;

(i)	consider and review with the Company's management and internal accounting department:

	(i)	significant findings during the year and management's responses thereto;

	(ii)	any changes required in the planned scope of their audit plan;

	(iii)	the internal accounting department's budget and staffing; and

	(iv)	the internal auditor department's compliance with the appropriate internal auditing standards;

(j)

establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(k)

review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company's financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(l)

prepare and include in the Company's annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company.

(m)

review with the Company's management: (i) the adequacy of the Company's insurance and fidelity bond coverage, reported contingent liabilities and management's assessment of contingency planning; (ii) management's plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management's opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(n)

at least annually, review with the Company's legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company's financial statements, operations and compliance with applicable laws and regulations;

(o)

review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management's monitoring of compliance with the Code of Ethics and the Business Conduct;

(p)

review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices, as set out in the Schedule attached to this Charter;

(q)	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve in advance all related party transactions;

(r)	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;

(s)

review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

(t)	perform such other functions, consistent with this Charter, the Company's constating documents and governing laws, as the Committee deems necessary or appropriate.

SCHEDULE
to AUDIT COMMITTEE CHARTER

GREAT PANTHER RESOURCES LIMITED
(the "Company")

WHISTLE BLOWER POLICY

Procedures for the Submission of Complaints or Concerns regarding
Accounting, Internal Accounting Controls and Auditing Matters

1.

The Company has designated the Business Ethics Officer ("The Officer") to be responsible for administering these procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters in respect of the Company, including, but not limited to, concerns regarding questionable accounting or auditing practices on behalf of the Audit Committee of its board of directors.

2.

Any person including employee of the Company or third party may on a confidential and anonymous basis submit complaints or concerns regarding accounting, internal accounting controls or auditing matters in respect of the Company by setting out such complaints or concerns in a letter addressed to the Business Ethics Officer with a legend on the envelope that indicates that the contents of the envelope are confidential (for example, "Confidential" or "To be Opened by the Business Ethics Officer Only"). If the complainant would like to discuss the matter directly with a member of the Committee, the complainant should include a telephone number at which he or she can be contacted in his or her submission to the Officer. All submissions in writing to the Business Ethics Officer should be addressed as follows:

Great Panther Resources Limited
c/o Business Ethics Officer
Attn: Carol Jung
Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Canada

3.

Any communications regarding complaints or concerns about accounting, internal accounting controls or auditing matters in respect of the Company submitted by employees to the Committee will be treated as confidential.

4.

Any complaints or concerns that are made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Business Ethics Officer. The complaints will be investigated under the direction of the Audit Committee.

5.

If the complaint or concern is a serious matter with material impact on, or involving the Company's Senior Management, the Officer will report the issue to the Audit Committee of Great Panther within 24 hours from the time it is received.

6.	The Officer shall determine what internal resources or professional assistance, if any, is required in order to conduct a full investigation with the Audit Committee's approval.

7.	The Officer shall promptly investigate the complaint and shall report the result of the investigation in writing, to the Audit Committee at the end of each quarter.

8.	All whistleblower complaints or concerns must be retained by the Audit Committee for a period of seven (7) years.

9.

The Company will not tolerate any termination or retaliation by any person or group, directly or indirectly, against anyone who, in good faith, makes a complaint, raises a concern or provides assistance to the investigation.

10.	The investigation shall not reveal the identity of any person who makes a good faith complaint or concern and who asks that his or her identity remain confidential.

11.

Nothing herein shall be construed to protect a person from the consequences of their own wrongdoing however a person's self disclosure or wrongdoing that is not independently discovered through investigation shall be taken into account when considering the consequences to such person.

APPENDIX B
to Information Circular

GREAT PANTHER RESOURCES LIMITED
(the "Company")

BOARD MANDATE

Article 1.           Introduction to the Board's Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board's responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with to the terms contained in this Mandate.

Article 2.           Composition and Function of the Board

(a)                     Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)                     Independent Directors

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)

a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b)

a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

	(i)	compensation for board or board committee service,
	(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
	(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
	(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d)

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e)

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity; or

(f)

a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years;

(g)	a director who owns or controls 10% or more of a class of the Company's securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

(c)           Establishment of Board Agenda

If the Chairman of the Board is not an independent director, a "Lead Director" will be appointed from among the independent directors. The Chairman of the Board, or the Lead Director if the Chairman of the Board is not independent of management, will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman, or the Lead Director if the Chairman of the Board is not independent of management, will act as the effective leader of the Board and ensure that the Board's agenda will enable the Board to successfully carry out its duties.

(d)           Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(e)           Meetings of Independent Directors

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(f)           Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or

(b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)           Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)           Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(i)           Evaluating Board Performance

Each year the Board of Directors will conduct annual self assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board's performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.           Functioning of Committees

(a)           Committee Structure

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)           Committee Performance Review

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.           Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company's operations, strategies and industry within which the Company operates;

(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

(c)	develop and maintain familiarity with the officers and senior management of the Company;

(d)	attend board and, if applicable, committee meetings regularly;

(e)	read advance materials prior to board or committee meetings;

(f)	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

(g)	if absent from a meeting, keep up-to-date on discussions missed;

(h)	devote the necessary time and attention to Company issues in order to make informed decisions;

(i)	if requested, participate on board committees;

(j)	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

(k)	participate in continuing director education.

Article 5.           Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of three years, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board's Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.           Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.           Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company's business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company's business.

Article 8.           Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company's Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each Director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other executive officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Corporate Governance and Nominating Committee will develop and annually re-evaluate the Company's approach to corporate governance.

Article 9.           Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;

(b)

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company's goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

(c)

an analysis of the Company's own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to the determining the effectiveness of the existing strategy, the Company's strengths, weaknesses, opportunities and threats, the pricing policies and the Company's cost structures. In addition the Company's competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

(d)	consideration whether there is room for improvement of the present strategic position.

Article 10.         Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company's supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.         Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.         Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that Company's strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 13.         Internal Controls and Management Information Systems

The Board will, in conjunction with the Company's Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exists to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

(b)	internal controls relating to accounting, controlling and finance; and

(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14.         Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company's conduct or other matters directly to the Chairman of the Board or the Lead Director.

Article 15.         Amendment

This Mandate may be amended by the Company's Board, subject to the disclosure and other provisions of the applicable corporate and securities legislature and stock exchange rules.

APPENDIX C
to Information Circular

GREAT PANTHER RESOURCES LIMITED
(the "Company")
CODE OF ETHICS AND BUSINESS CONDUCT

I.           Application and Purpose

This Code of Ethics and Business Conduct (this "Code") applies to all senior officers of the Company (including, but not limited to, the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and Controller of the Company) and persons performing similar functions (collectively, the "Senior Officers" and each a "Senior Officer") along with all directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company (the Senior Officers, directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company are hereinafter collectively referred to as the "Employees"). This Code covers a wide range of business practices and procedures and is not intended to be exhaustive, but is instead intended to guide all Employees as to the standards of honest and ethical conduct expected of them.

Any Employee who has any inquiries about this Code or its application should consult with the Chief Executive Officer, the Company's board of directors (the "Board") or the Company's audit committee (the "Audit Committee").

The Company has adopted this Code for the purpose of promoting:

1.	honest and ethical conduct, including, but not limited to, the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission), any exchanges upon which the Company's securities are traded (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange), government bodies, self-regulating industry associations or other regulatory agencies (collectively, the "Regulators") and in other public communications made by the Company;

3.	compliance with all applicable laws, rules and regulations of Regulators;

4.	the prompt internal reporting of violations of this Code; and

5.	accountability for adherence to this Code.

II.          Honest and Ethical Conduct

Every Employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Employees must adhere to a high standard of business ethics and are expected to make decisions and take actions based on the best interests of the Company, as a whole, and not based on personal relationships or benefits. Generally, a "conflict of interest" occurs when an Employee's personal interests are, or appear to be, inconsistent with, interfere with or are opposed to the best interests of the Company or give the appearance of impropriety.

Business decisions and actions must be made in the best interests of the Company and should not be influenced by personal considerations or relationships. Relationships with the Company's stakeholders (for example, suppliers, competitors and customers) should not in any way affect an Employee's responsibility and accountability to the Company. Conflicts of interest can arise when an Employee or a member of his or her family receives improper gifts, entertainment or benefits as a result of the Employee's position in the Company.

Specifically, each Employee must:

1.	act with integrity, which includes, but is not limited to, being honest and candid, while maintaining the confidentiality of information in a manner consistent with the Company's policies;

2.	avoid violations of this Code, including, but not limited to, actual or apparent conflicts of interest with the Company in personal and professional relationships;

3.

disclose to the Board or the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a breach of this Code, including actual or apparent conflicts of interest with the Company;

4.

obtain approval from the Board or Audit Committee before making any decisions or taking any actions that could reasonably be expected to involve a conflict of interest or give the appearance of a conflict of interest;

5.	observe both the form and spirit of all laws, regulations and rules of any Regulators that are applicable to the Company and the accounting standards and policies of the Company;

6.	maintain a high standard of accuracy and completeness in the Company's financial records;

7.	ensure full, fair, timely, accurate and understandable disclosure in the Company's periodic reports required by any Regulator;

8.	report any violations of this Code to the Board or Audit Committee;

9.	proactively promote ethical behaviour among peers in his or her work environment; and

10.	maintain the skills appropriate and necessary for the performance of his or her duties.

III.         Disclosure of Company Information

As a result of the Company's status as a public company, it is required to file periodic and other reports with Regulators, including various securities commissions and stock exchanges. The Company is committed to ensuring that these reports provide the marketplace with full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the Company, and, as such, all disclosures contained in any reports and documents filed with, or submitted to, any Regulators on behalf of the Company or contained in other public communications made by the Company must be complete and correct in all material respects and understandable by the intended recipient.

Each Senior Officer, in respect of his or her area of responsibility, must be committed to providing timely, consistent and accurate information, in compliance with all legal and regulatory requirements, which disclosure must be maintained consistently and must be communicated in such a manner as to ensure that all parties in the marketplace have equal or similar access to this information.

All of the Company's books, records, accounts and financial statements must be maintained in sufficient detail so as to accurately and completely reflect the nature of the Company's business, financial condition and transactions, and must conform to both applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off-the-book" funds, assets or liabilities should not be maintained unless authorized by the Audit Committee and permitted by applicable laws or regulations. Senior Officers involved in the preparation of the Company's financial statements must prepare those statements in accordance with generally accepted accounting principles, consistently applied, and any other applicable accounting standards and rules so that the financial statements materially, fairly and completely reflect the business transactions and financial statements and related condition of the Company.

Without limiting the generality of the foregoing, each Senior Officer must:

1.	familiarize himself or herself with the disclosure requirements applicable to the Company;

2.	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to other persons, including, but not limited to, Regulators and the Company's external auditors;

3.	to the extent that he or she participates in the creation of the books and records of the Company, promote the accuracy, fairness and timeliness of those records; and

4.	in relation to his or her area of responsibility, properly review and critically analyse proposed disclosure for accuracy and completeness.

IV.          Confidential Information

Employees must maintain the confidentiality of all confidential information of the Company and of its customers, suppliers, joint venture partners and other parties with whom the Company is considering a business or other transaction, except when disclosure of such is authorized by the Chief Executive Officer, President or Executive Chairman or required or mandated by laws or regulations. Confidential information includes, but is not limited to, all information that has not been generally disclosed to the public. It also includes information that has not been generally disclosed to the public that suppliers, customers and other parties have disclosed to the Company in confidence. An Employee's obligation to preserve the confidentiality of confidential information continues for an indefinite period of time after that Employee's office and/or employment with the Company is ended or terminated, for any reason whatsoever.

Records containing personal data about employees or private information about customers and their employees are deemed to be confidential information. They are to be carefully safeguarded and kept current, relevant and accurate and they should be disclosed only to authorized personnel, as designated from time to time, or as required by law.

All inquiries regarding the Company from non-employees, such as financial analysts, journalists and Regulators, should be directed to the Chief Executive Officer, President or Executive Chairman or the Audit Committee. The Company's policy is to cooperate with every reasonable request for information from Regulators. At the same time, the Company is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including, but not limited to, legal representation. If a representative of any Regulator seeks an interview or requests access to data or documents of the Company or its employees, suppliers and customers for the purposes of an investigation, the Employee should refer the representative to the Chief Executive Officer, President or

Executive Chairman or the Audit Committee. Employees should preserve all materials, including, but not limited to, documents, communications and correspondence, that might relate to any pending or reasonably possible investigation.

V.           Compliance with Laws

The Employees must obey all applicable foreign, federal, state and local laws and the rules and regulations of any Regulator applicable to the business and operations of the Company including The Corruption of Foreign Public Officials Act of Canada and the Foreign Corruption Practices Act of the United States.

Employees who have access to, or knowledge of, material non-public information concerning the Company are prohibited from buying, selling or otherwise trading in the Company's stock or other securities. "Material non-public information" includes any information concerning the Company or its suppliers and customers, whether positive or negative, that has not yet been generally disclosed to the public and that might be of material significance to an investor in deciding whether to buy or sell stock or other securities of the Company or its suppliers and customers.

Employees also are prohibited from, either directly or indirectly, disclosing material non-public information concerning the Company or its suppliers and customers, to any other person, including family members, other relatives and friends, which may be used by any person in the buying and selling of stock or other securities of the Company or its suppliers and customers.

VI.          Facilitation Payments

Except in the exceptional circumstances listed below, no unlawful or otherwise improper payment or gift is to be made or offered with a view to assisting the Company or its subsidiaries to obtain or retain business, to affect the enactment or enforcement of any laws, or otherwise to obtain favours.

In some countries, public officials may expect "facilitating payments" for performing routine functions. Such payments are illegal and Company personnel may not make them. The only exceptions are "facilitating payments" made to expedite or secure performance by a foreign public official of any act of a routine nature that is part of that person's duties or functions, provided that such payment may not be made to influence a decision to award new business or to continue doing business with a particular party. Examples of "facilitating payments" that may be made in exceptional circumstances are payments for:

(a)	passage at a police road block where payment is required to continue a journey;

(b)	issuance of a permit, license or other document to qualify a person to do work;

(c)	processing of official documents;

(d)	provision of services normally offered to the public; and

(e)

provision of services normally provided to the public such as police protection, loading/unloading of cargo, protection of commodities from deterioration or scheduling of inspections related to contract performance or transit of goods.

If the Company personnel are required to make any facilitating payment to a public official, the payment and the circumstances must be documented in a written report, which must be delivered to the President of Great Panther or its legal counsel.

VII.         Management Cannot Override Controls

No employee who exercises supervision or influence over another employee shall direct, request or encourage that other employee to do anything or omit to do anything; the doing of which or the omission of which is contrary to the Code, any other policy, procedure or rule of the Company or any applicable law. You are required to immediately report to the Audit Committee any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure or rule of the Company or any applicable law.

VIII.        Improper Influence over Audit Process by External Auditor

The Company personnel must never improperly influence or attempt to improperly influence any person acting as an external auditor of Great Panther.

IX.          Prohibited Loans to Executives

The Company will not extend any loans or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, directly or indirectly, including through any subsidiary, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Great Panther in accordance with Section 403 of the Sarbanes-Oxley Act. With the exception that an extension of credit maintained by the Company on the date of enactment of the Act, provided that there is no material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment.

X.           Reporting Actual and Potential Violations of this Code and Accountability for Compliance with this Code

The Board and the Audit Committee are responsible for applying this Code to particular circumstances and each has the authority, in consultation with the other, as applicable, to interpret this Code in respect of any particular circumstance.

Each Employee must:

1.	notify the Company of any existing or potential violation of this Code, and the failure to do so is, itself, a breach of this Code; and

2.	not retaliate, directly or indirectly, or encourage others to do so, against any Employee for reports, made in good faith, of any misconduct or violations of this Code.

The Board and the Audit Committee will take all such actions as either may consider appropriate in the circumstances to fully investigate any breach of the Code. All Employees are required to fully cooperate with any such investigations and to provide truthful and accurate information. If the Board or the Audit Committee determines that a breach has occurred, it must take or authorize any disciplinary or preventative action it deems appropriate after consultation with the Company's counsel, if appropriate, up to and including termination of employment and the pursuit of legal action against the offending Employee(s) involved. In some circumstances, the Board or the Audit Committee may have a legal or ethical obligation to bring violations of this Code to the attention of appropriate Regulators.

Compliance with this Code may be monitored by audits performed by the Board, Audit Committee, the Company's legal counsel and/or by the Company's external auditors. All Employees are required to cooperate fully with any such audits and to provide truthful and accurate information.

Any waiver of this Code for any Employee may be made only by the Board or the Audit Committee and must be promptly disclosed to stockholders and others, as required by any applicable laws and regulations. The Company must disclose changes to this Code in accordance with all applicable laws and regulations.

APPENDIX D
To Information Circular

GREAT PANTHER RESOURCES LIMITED
(the "Company")
CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Article 1.           Mandate

The mandate of the Nominating and Corporate Governance Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees;

(b)

evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees;

(c)	evaluate the performance of the Board and its committees; and

(d)	develop and recommend to the Board corporate governance principles.

The Committee will primarily fulfill its mandate by performing the duties set out in Article 7 hereof.

The Board and the management of the company will ensure that the Committee has adequate funding to fulfill its mandate.

In discharging their duties hereunder, the basic responsibilities of the members of the Committee are to exercise their business judgment and to act in a manner that they reasonably believe to be in the best interests of the Company and its shareholders. The members of the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal auditing department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.

Article 2.           Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3.           Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4.           Chairman

The Board, or if it fails to do so, the members of the Committee, will appoint a chairman from the members of the Committee. If the chairman of the Committee is not present at any meeting of the Committee, an acting chairman for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chairman will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5.           Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)

a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)

notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)

the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chairman, accompanied by any recommendations to the Board approved by the Committee.

Article 6.           Authority

The Committee will have the authority to:

(a)	retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and

(c)

request that any officer, director or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company's legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7.           Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)	identify and evaluate individuals qualified to be nominated for election as directors of the Company or any of the Board's committees (the "Nominees"), consistent with criteria approved by the Board;

(b)

review and develop the Board's criteria for selecting Nominees, including, but not limited to, standards for independence and qualifications. Select, or recommend that the Board select, Nominees for election at the annual meeting of the shareholders of the Company.

(c)	evaluate any individuals nominated for election as directors of the Company by the shareholders of the Company;

(d)

in its sole discretion, retain, amend the engagement with and terminate any search firm used to assist the Committee in identifying, screening and attracting Nominees. The Committee will also have the sole authority, in its sole discretion, to: (i) approve the fees and other retention terms of the search firms; (ii) cause the Company to pay such fees and expenses of such search firms; (iii) obtain advice and assistance from internal or external legal, accounting or other advisors; (iv) approve the fees and expenses of such outside advisors; and (v) cause the Company to pay such fees and expenses of such outside advisors;

(e)	take such steps as the Committee deems necessary or appropriate with respect to the orientation of new directors and the continuing education of existing directors;

(f)

review the suitability of each member of the Board or any of the Board's committees for continued appointment when his or her term expires or when he or she has a material change in his or her personal affairs (including, but not limited to, employment, other board appointments and financial situation);

(g)	establish criteria (including, but not limited to, independence, qualifications and performance) and evaluation procedures and conduct the annual reviews of each member of the Board;

(h)	review and evaluate annually the Committee's own performance with respect to its nominating and corporate governance functions and duties;

(i)	review and evaluate annually each Board committee's annual self-performance evaluation;

(j)	establish criteria (including, but not limited to, size, composition, independence and performance) and evaluation procedures and conduct the annual reviews of the Board's committees;

(k)	establish criteria (including, but not limited to, size, composition and performance) and evaluation procedures and conduct the annual reviews of the performance of the Board;

(l)

review with the Board the results of the each Board committee's annual self-performance reviews and the Committee's annual performance reviews of the directors, individually, the Board and its committees following the end of each fiscal year; and make recommendations to the Board in respect of the qualifications, appointment and removal of directors from the Board and its committees, as applicable;

(m)	oversee the Board's evaluation of senior management;

(n)	develop and recommend to the Board appropriate corporate governance guidelines;

(o)

monitor the Company's compliance with the corporate governance requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(p)	evaluate annually and report to the Board the Company's compliance with its nominating and corporate governance policies;

(q)

review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

(r)	perform such other functions, consistent with this Charter, the Company's constating documents and governing laws, as the Committee deems necessary or appropriate.

APPENDIX E
to Information Circular

GREAT PANTHER RESOURCES LIMITED
(the "Company")

CHARTER OF THE COMPENSATION COMMITTEE

1.0           Composition

The Committee should consist of at least three directors, none of whom shall be officers or employees of the Corporation or any of its subsidiaries, all of whom are independent as determined by the Board having regard to applicable regulatory and stock exchange requirements. The composition of the Committee should provide for continuity of membership, while at the same time allowing fresh perspectives to be added.

2.0           Authority

The Committee has the authority to access information and investigates any activity of the Corporation. The Committee may retain persons having special expertise to assist in fulfilling its responsibilities as it determines necessary or desirable to carry out its duties and to determine the compensation payable to such persons and to authorize its payment by the Corporation.

3.0           Meetings

The Committee should meet on a regular basis. Special meetings may be authorized at the request of management, or any member of the Committee.

4.0           Reporting

The Board should be kept informed of the Committee's activities by a report following each Committee meeting.

5.0           Responsibilities

The Committee has the following specific responsibilities:

I.

The Committee shall approve and oversee the total compensation package for the Corporation's senior executives including, without limitation, their base salaries, annual incentives, deferred compensation, stock options and other equity-based compensation, incentive compensation, special benefits, perquisites, and incidental benefits.

II.	The Committee shall review and make recommendations to the Board with respect to the compensation of the Corporation's directors, including, without limitation, equity and equity- based compensation.

III.

The Committee shall review and approve corporate goals and objectives relevant to the compensation of the Corporation's Chief Executive Officer (CEO) and the Executive Chairman, evaluate the performance of the Corporation's CEO and Executive Chairman in light of those goals and objectives, and set the compensation level of the Corporation's CEO and Executive Chairman based on this evaluation. In determining the long-term incentive component of the Corporation's CEO's and Executive Chairman's compensation, the Committee shall consider, without limitation, the Corporation's performance and relative shareholder return, the value of similar incentive awards to CEO and Executive Chairman at comparable companies, and the awards given to the Corporation's CEO and Executive Chairman in past years.

IV.	The Committee shall review the results of and procedures for the evaluation of the performance of other executive officers by the Corporation's Chief Executive Officer and Executive Chairman.

V.

The Committee shall review periodically and make recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements that the Corporation establishes for, or makes available to, its directors, employees and consultants (collectively, the "Plans"), the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, where appropriate, recommend that the Board modify any Plan that yields payments and benefits that are not reasonably related to employee performance.

VI.

The Committee shall administer the Plans in accordance with their terms, provisions, conditions and limitations of the Plans and make factual determinations required for the administration of the Plans where such determinations are to be made by the Board or a committee thereof.

VII.

The Committee shall review and make recommendations to the Board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for the Corporation's executives. The Committee shall periodically evaluate existing agreements with the Corporation's executives for continuing appropriateness.

VIII.

The Committee shall adopt and periodically review a comprehensive statement of executive compensation philosophy, strategy and principles and oversee the administration of the Corporation's compensation program in accordance with these principles, including adopting a guideline for the allocation of stock options.

IX.	The Committee shall publish an annual Compensation Committee Report in the Information Circular on the Corporation's executive compensation policies in accordance with regulatory requirements.

X.	The Committee, in conjunction with its external advisors, shall select peer groups of companies that shall be used for purposes of determining competitive compensation packages.

6.0           Limitations on Duties

Nothing in this mandate is intended, or may be construed, to impose on any members of the Committee a standard or care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject.

7.0           Outline For Meetings

	Q1	Q2	Q3	Q4

Committee Mandate
Review the mandate of the Committee	X

Performance Evaluation
Perform Committee self-evaluation	X

Compensation
Review executive compensation package			X
Review director compensation package			X
Establish goals and objectives for the CEO and Exec. Chairman				X
Review/approve annual bonus incentives	X

Public Documents
Review all compensation disclosures	X

APPENDIX F
to Information Circular

GREAT PANTHER RESOURCES LIMITED
(the "Company")

SUMMARY OF THE PRINCIPAL TERMS OF THE RIGHTS PLAN

This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Company at Suite 2100, 1177 West Hastings Street, Vancouver, BC V6E 2K3 (604 608 1766). A copy of the Rights Plan may also be obtained from the Company's public disclosure documents found at www.sedar.com. Capitalized terms used in this summary without express definition have the meaning ascribed thereto in the Rights Plan Agreement.

Issue of Rights

The Company issued one right (a "Right") in respect of each common share outstanding at the close of business on March 7, 2008 (the "Record Time"). The Company will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability

Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $50 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an "Acquiring Person", which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of "Acquiring Person"

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Definition of "Beneficial Ownership"

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

(a)	owns the securities in law or equity; and

(b)	has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(c)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

(d)	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;

(e)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client account of registered brokers or dealer) is engaged in the management of mutual funds or investment funds for others, as long as that person:

	(i)	holds those common shares in the ordinary course of its business for the account of others;

	(ii)	holds not more than 30% of the common shares (in the case of a pension fund administrator); and

	(iii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(f)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of "Separation Time"

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a Flip-In Event has occurred;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of "Expiration Time"

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise rights is terminated under the terms of the Rights Plan; and

(b)	the date immediately after the Company's annual meeting of shareholder to be held in 2012.

Definition of a "Flip-In Event"

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person's investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of "Permitted Bid"

A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of common shares (other than common shares held by the Offeror);

(b)

the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and

(d)

if on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at lease 10 business days to permit the remaining shareholders to tender their common shares.

Definition of "Competing Bid"

A Competing Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)

satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

Definition of "Permitted Lock-Up Agreement"

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each a "Locked-up Person") under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

(a)

(i) no limit on the right of the Locked-up Persons to withdraw their shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii). limits such right to withdraw its shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) unless the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original take-over bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid; and

(b)

for no "break-up" fee or "top-up" fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons if any Locked-up Person fails to tender their common shares under the original take-over bid or withdraws common shares previously tendered under the original take-over bid in order to tender such common shares under a Competing Bid (or to support another transaction).

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the "Flip-In" provisions of the Rights Plan will require prior approval of the shareholders of the Company. The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights plan will expire on the date immediately after the Company's annual meeting of shareholder to be held in 2012.

Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

The Rights Agent is Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company.